June 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, D.C. 20549

10250 Constellation Blvd., Suite 1100
Los Angeles, California 90067
Tel: +1.424.653.5500 Fax: +1.424.653.5501
www.lw.com

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Attention:	Ameen Hamady

Mark Rakip

Catherine De Lorenzo

Pam Long

Re:	Lineage, Inc.

Registration Statement on Form S-11

Filed on June 26, 2024

CIK No. 0001868159

Ladies and Gentlemen:

On behalf of Lineage, Inc. (the “Company”), we are today filing the Company’s above-referenced Registration Statement on Form S-11 (the “Registration Statement”). As you know, the Company previously confidentially submitted draft registration statements to the Securities and Exchange Commission (the “Commission”). The Registration Statement has been revised to reflect the Company’s responses to comments of the Staff (the “Staff”) of the Commission in its letter dated June 14, 2024, relating to the Company’s Amendment No. 6 to confidential draft registration statement on Form S-11 submitted to the Commission on June 5, 2024. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

Amendment No. 6 to Draft Registration Statement on Form S-11 submitted June 5, 2024

Historical Financial Statements of Lineage, Inc. (unaudited)

Independent Auditors Review Report, page F-85

1.	We note your auditor included a review report pertaining to the condensed consolidated interim financial information as of and for the interim period ended March 31, 2024.

June 26, 2024

Please address the following:

•

Regarding the review performed as of March 31, 2024 and the related interim periods presented, your auditor indicates the reviews were conducted “in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) (PCAOB).” Please tell us why your auditor did not perform their review in accordance with the standards of the PCAOB. Refer to AS 4105.09; and

•	Regarding the audit performed as of December 31, 2023 and 2022, and the fiscal years ended 2023, 2022 and 2021, address the following and revise as necessary:

•

Tell us why your auditor refers to their report on condensed consolidated balance sheet as of December 31, 2023 and not on the full set of consolidated financial statements as of and for all periods presented; and

•

Tell us why your auditor indicated their audit was limited to having been performed in accordance with the “auditing standards of the PCAOB,” and not in accordance with the standards of the PCAOB as reflected in their report provided elsewhere in the prospectus.

Response: The Company advises the Staff that the review performed as of March 31, 2024 and the related interim periods presented, as well as the audit of the consolidated balance sheet as of December 31, 2023 and the related consolidated statements of operations and comprehensive income (loss), redeemable noncontrolling interests and equity and cash flows for the year then ended, were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), not just the auditing standards. The referenced review report has been removed from the Registration Statement and will not be included in any future filings.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at 213-891-7339. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Lewis W. Kneib

Lewis W. Kneib of LATHAM & WATKINS LLP

cc:	Greg Lehmkuhl, Lineage, Inc.

Rob Crisci, Lineage, Inc.

Natalie Matsler, Lineage, Inc.

Julian T.H. Kleindorfer, Esq., Latham & Watkins LLP

Scott C. Chase, Esq., Goodwin Procter LLP

David H. Roberts, Esq., Goodwin Procter LLP

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